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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/29/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMS CAPITAL ADVISORY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 1160
(No. and Street)

NEW YORK	**NEW YORK**	**10169**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHARON ROESKE **(612) 483-3503**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

50 SOUTH SIXTH STREET	**MINNEAPOLIS**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CD 3/12/15

PUBLIC

OATH OR AFFIRMATION

I, Romulo Braga, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BMS Capital Advisory, Inc. for the period from July 29, 2014 (commencement of operations) to December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

02/25/15
Date

Chief Executive Officer
BMS Capital Advisory, Inc.

ONDREJ VESELY
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/17

Notary Public

BMS Capital Advisory, Inc.

(SEC I.D. No. 8-69349)

Statement of Financial Condition as of December 31, 2014 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
50 South Sixth Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
BMS Capital Advisory, Inc.

We have audited the accompanying statement of financial condition of BMS Capital Advisory, Inc. (a wholly owned subsidiary of BMS US Holdings, Inc.) (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BMS Capital Advisory, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2015

BMS CAPITAL ADVISORY, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	54,239
Fees receivable		187,500
Deferred tax asset		4,537
Total assets	$	246,276

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Bank loan payable	$	1,421
Due to affiliates		4,729
Accrued liabilities		10,000
Income taxes payable to affiliate		46,950
Total liabilities	$	63,100
Member equity:		
Common stock, no par value — 1,000 shares authorized; 100 issued and outstanding		100
Additional paid-in capital		132,000
Retained earnings		51,076
Total member equity		183,176
Total liabilities and member equity	$	246,276

See notes to statement of financial condition.

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization — BMS Capital Advisory, Inc. (the "Company") is a wholly owned subsidiary of BMS US Holdings, Inc. (the "Parent"). The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on August 12, 2013, and was approved by the SEC and FINRA as a broker-dealer on July 29, 2014, whereby the Company commenced operations as a broker-dealer.

Nature of Operations — Pursuant to the Membership Agreement entered into by the Company and FINRA on July 25, 2014, the Company is authorized to engage in the following activities: (i) advise on and facilitate private placements of insurance-linked securities; (ii) advise on and facilitate mergers and acquisitions of insurance companies; and (iii) act on a best-efforts basis as a selling group member engaged in offerings involving corporate securities other than mutual funds.

The Company is subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i).

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the year presented. Actual results could differ from management's estimates.

Private Placement Fee Revenues — Private placement fees are recognized as income when the services are performed as defined in the respective engagement letters. This is typically at the point of execution of the placement between the buyers and sellers at which time the fees are due and paid to the Company.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business. As of December 31, 2014, the balance reflected on the statement of financial condition represented cash held at a major United States banking institution.

Income Taxes — The Company intends to file a consolidated federal and state tax returns as part of a consolidated group. The Company accounts for income taxes under the asset and liability method under ASC 740, *Income Taxes* ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the statement of financial confition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recorded to the extent these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances are recognized to reduce deferred tax assets if it is determined to be more likely than not that all or some of the potential deferred tax assets will not be realized.

The Company follows ASC 740-10, *Income Taxes* ("ASC 740-10"), which clarifies the accounting for uncertainty in income taxes recognized in the statement of financial condition. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized based on the technical merits when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This standard also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* – Provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most current revenue recognition guidance. The standard is effective for entities for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years and one requiring prospective application of the new standard with disclosure of results under old standards. The Company is still evaluating the impact that this standard may have on its revenue policy and financial reporting. With the exception of the pending adoption of this new revenue standard, the Company does not anticipate that application of recently issued, but not yet effective, accounting pronouncements will have significant effects on future financial reporting.

2. RELATED PARTY TRANSACTIONS

The Company and BMS Intermediaries, Inc. (the "Affiliate"), an affiliated entity, have entered into an Expense Sharing Agreement ("ESA"), whereby the Affiliate provides personnel, office space, furniture and equipment, IT and telecommunications systems, insurance, market data, legal, accounting and compliance support and other services. The Company does not pay for these expenses, and only pays to the Affiliate its proportionate share of staff costs of associated persons as defined in the ESA.

Based on the relationship discussed above, the accompanying statement of financial condition is not necessarily indicative of the conditions that would exist if the Company were operated as an unaffiliated entity.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains bank accounts with balances that can exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large, well capitalized banks which it monitors. The Company's exposure to credit risk associated with counterparty nonperformance on such financial instruments is limited to the amounts reflected on the statement of financial condition.

The Company's receivable of $187,500 as of December 31, 2014 is attributable to a single customer.

4. INCOME TAXES

The deferred tax asset recorded by the Company as of December 31, 2014 relates to salaries and other benefits.

Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require disclosure in or adjustment to the statement of financial condition.

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, results of its operations or cash flows. As of December 31, 2014, management is not aware of any commitments or contingencies that could have a material impact on the statement of financial condition.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% (or 12.5% for 12 months after commencing business) of aggregated indebtedness , as these terms are defined. At December 31, 2014, the Company had net capital, as defined, of $178,639, which was $170,751 in excess of its required net capital of $7,888. The Company's percentage of aggregate indebtedness to net capital was 35.32% at December 31, 2014.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through the date the statement of financial condition was issued and has concluded that there are no subsequent events relevant for statement of financial condition disclosure.

* * * * *